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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 25 October 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	25 October 2004
Number	35/04

BHP BILLITON APPROVES EXPANSION OF WESTERN AUSTRALIAN IRON ORE CAPACITY TO 118 MILLION TONNES PER ANNUM

BHP Billiton today announced the approval of Rapid Growth Project 2 (RGP2), a $US575 million (*BHP Billiton share US$489 million) project which will expand the capacity of its Western Australia iron ore operations from 110 million tonnes per annum (Mtpa) to 118 Mtpa during the second half of calendar year 2006.

RGP2 will include the development of a new brockman resource, Orebody 18, with an initial capacity of 8Mtpa, together with plant modifications at the existing Orebody 25 mine, and additional rail and port capacity.

Group President Carbon Steel Materials, Bob Kirkby, said: "This latest expansion is a key component of BHP Billiton's plans to incrementally expand iron ore infrastructure and systems capacity in line with market demand. It continues BHP Billiton's commitment to ensuring that we can supply the significant increase in demand for steelmaking raw materials from our customers."

"In October last year, we opened the Area C mine and complemented this development with the completion of the port and railroad Products and Capacity Expansion Project in January 2004. By June 2004, a further expansion to increase installed operating capacity to 100Mtpa was completed and commissioning is now underway on the Rapid Growth Project 1 to increase capacity to 110Mtpa," Mr Kirkby said.

"A feasibility study is also currently underway to determine the optimum iron ore production, railing, processing and shipping infrastructure for tonnages of at least 145Mtpa. This study is due for completion in early 2005."

Orebody 18 contains total resources of 178Mt; comprising a measured resource of 136Mt, indicated resource of 38Mt and inferred resource of 4Mt.

(The information is based on information compiled by P. Schultz, MAusIMM who is a full time employee of BHP Billiton Iron Ore Pty Ltd. Mr Schultz has sufficient experience, which is relevant to the style and type of deposit and to the activity that is undertaken to qualify as a Competent Person defined in the 1999 edition of the "Australasian Code for Reporting of Minerals Resources and Ore Reserve". The Competent Person consents to the inclusion in this release of the matters based on their information in the form and context in which they appear.)

* $US86 million will be provided by BHP Billiton Joint Venture Partners ITOCHU Minerals & Energy of Australia and Mitsui Iron Ore Corporation.

Background notes:

BHP Billiton's iron ore operations are mostly located in the Pilbara region of Western Australia. The permanent workforce, employed either directly or through contract mining arrangements, is approximately 5,000 of which about 75% reside in the Pilbara towns of Newman and Port Hedland.

In the Year Ending June 2004, BHP Billiton produced 88.9 million tonnes (100% terms) of iron ore from the six mines located in the Pilbara - Mt Whaleback and nearby Satellite Orebodies 23, 25, 29 and 30, Jimblebar, Yandi, Area C and Yarrie.

Processing and shipping facilities are located at Nelson Point and Finucane Island, Port Hedland. These facilities are connected to the six mines by almost 1,000 kilometres of railway track.

Key elements of the RGP2 project are:

  Mining

    Development of the Orebody 18 brockman resource, near Newman, to add to the blend of ores from the Mt Whaleback, Satellite Orebodies and Jimblebar mines.

    Initial production at Orebody 18 will be 8 Mtpa, although capacity of 12 Mtpa will be installed.

    Modifications to the Orebody 25 mine to produce additional brockman lump and fines products.

  Port

    The construction of a new car dumping facility and ancillary works.

    The car dumper will have an ultimate capacity of 40 Mtpa, however this will be limited to 8Mtpa initially. Future expansion projects will realise the additional capacity in the car dumper as further downstream capacity is installed.

    This additional car dumping capacity will allow upgrades to existing dumpers to be undertaken in readiness for future market growth.

  Rail

    The procurement of additional railway rolling stock.

    Additional railway to support the new mines and car dumper.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 25 October 2004